December 7, 2020

Via Edgar

Ms. Katherine Bagley

Division of Corporation

Office of Consumer Products

U.S. Securities and Exchange Commission

Re:	Global Internet of People, Inc.

Amendment No. 5 to Registration Statement on Form F-1

Filed October 29, 2020

File No. 333-233745

Dear Ms. Bagley:

This letter is in response to the letter dated November 10, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Global Internet of People, Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 6”) is being filed to accompany this letter.

Amendment No. 5 to Form F-1 filed October 29, 2020

Prospectus Summary

Overview, page 1

1.

We note your disclosure that, in late 2019, you began to sell merchandise through your platform, and that "[m]ost of these merchandises are obtained from some of [y]our clients in exchange for collection of [y]our membership fees and consulting fees owed by these clients while the rest of these merchandises are sourced by [you] based on current market trend and demand." To provide context for investors, please quantify the percentage of merchandise sourced from clients compared to the percentage sourced from third parties. Further, in an appropriate place in your filing, please clarify whether you expect to continue to offer certain clients the option to provide merchandise in lieu of membership fees in future periods, and the expected impact of this practice on your revenues from membership fees.

Response: In response to the Staff’s comment, the Company revised its disclosure on pages 1, 8, 37, 58 and 67 of Amendment No. 6.

Exhibit Index

Exhibit 23.1, page II-6

2.	Please make arrangements with your auditor for them to revise their consent to refer to the correct report date.

Response:  The auditor revised their consent to refer to the correct report date and their consent has been refiled as Exhibit 23.1 to Amendment No. 6.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Haiping Hu
Name:	Haiping Hu
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC